Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2025

Monaco, February 20, 2026 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) today reported unaudited financial results for the fourth quarter (“Q4 2025”) and year ended December 31, 2025.

This earnings release focuses on the financial results and management’s discussion and analysis for the three-month period ended December 31, 2025, reflecting the Company’s performance during its second full quarter as an independent, publicly traded company.

Costamare Bulkers had no operating activity during the year ended December 31, 2024 and remained a wholly-owned subsidiary of Costamare Inc. (“Costamare”), a New York Stock Exchange (“NYSE”) listed company, until May 6, 2025, when it became an independent, publicly traded company on NYSE through a spin-off from Costamare.

Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, when Costamare transferred to it the entities engaged in the dry bulk business, which own, have owned, or were formed with the intention to own dry bulk vessels. The results of these entities are included in Costamare Bulkers’ consolidated statement of operations for the three-month period and year ended December 31, 2025. On May 6, 2025, the Company acquired Costamare Bulkers Inc. (“CBI”), a dry bulk operating platform, from Costamare and a minority shareholder, whose results are included from that date forward. No comparative figures are presented for the three-month period and year ended December 31, 2024, as Costamare Bulkers had nominal operations during that time.

Financial Highlights and Operational Updates

I.	PROFITABILITY - LIQUIDITY - DEBT

•   Q4 2025 Adjusted Net Loss1 of $1.7 million ($0.07 loss per share).

•   Q4 2025 liquidity of $311.0 million2.

•   Debt3 of $155.6 million and Cash4 of $226.3 million, resulting in negative net debt5 position of $70.7 million as of the end of Q4.

1 Adjusted Net Loss and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare Bulkers financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Liquidity includes Cash (as defined in footnote 4) plus $84.7 million of available undrawn funds from one hunting license facility as of December 31, 2025.

3 Long-term debt including current and non-current portion.

4 Cash and cash equivalents (including restricted cash) of $215.5 million plus margin deposits of $10.8 million relating mainly to our forward freight agreements (“FFAs”) and bunker swaps.

5 Net debt is equal to Debt (as defined in footnote 3) minus Cash (as defined in footnote 4).

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II.	OPERATING PLATFORM - EFFECTIVE CONCLUSION OF AGREEMENT WITH CARGILL
•	Following the Strategic Cooperation Agreement with Cargill International S.A. (“Cargill”) (announced on September 29, 2025), the Company has concluded the transfer of the majority of its trading book[6], which included chartered-in vessels[7], cargo transportation commitments and derivatives positions.

•	The operating platform[8] is currently focused on Kamsarmax-type vessels consisting of 20 third-party owned dry bulk vessels of which:

-	6 Capesize vessels chartered-in under period charters out of which 5 are expected to be redelivered within 2026. All such vessels constitute legacy transactions into which the Company entered prior to the Strategic Cooperation Agreement.

-	12 Kamsarmax vessels chartered-in under period charters or for time charter trips. Two of the period chartered-in vessels constitute legacy transactions into which the Company entered prior to the Strategic Cooperation Agreement.

-	2 newbuild Kamsarmax vessels, which will be chartered-in under period charters with purchase options upon delivery. Delivery of vessels expected in Q2 2026 and Q2 2027 – Q1 2028 respectively.
III.	FLEET RENEWAL - SALE AND PURCHASE ACTIVITY

Vessel Disposals

•	Agreement for the sale of the 2011-built, 180,643 DWT capacity dry bulk vessel, Miracle (expected conclusion within Q1 - Q2 2026) with estimated capital gains of approximately $7.0 million on top of a $4.7 million profitability[9] since her acquisition in February 2024[10].

•	Sale of the 2008-built, 56,557 DWT capacity dry bulk vessel, Clara, with estimated capital gains of approximately $0.7 million on top of a $3.2 million profitability[9] since her acquisition in August 2021[10].

Vessel Acquisition

•	Agreement for the purchase of the 2018-built, 60,297 DWT capacity dry bulk vessel, Koushun (tbr. Astros). Expected conclusion of the acquisition within Q1 - Q2 2026[11].
IV.	OWNED FLEET

•	Costamare Bulkers currently owns a fleet of 31[12] dry bulk vessels with a total capacity of approximately 2.8 million DWT, consisting of:

-	7 Capesize vessels all of which are on period charters.

-	7 Kamsarmax vessels out of which 6 are on period charters.

-	9 Ultramax vessels out of which 7 are on period charters.

-	8 Supramax vessels out of which 7 are on period charters.

•	The majority of the period charters are on index-linked charter agreements with owner’s option to convert to fixed rate based on the prevailing FFA curve.

6 As of September 29, 2025.

7 One additional chartered-in vessel is expected to be novated in Q2/Q3 2026, in accordance with the Strategic Cooperation Agreement.

8 As of February 19, 2026, and excluding the vessel in Footnote 7 and two vessels sub-chartered out to Cargill on back to back terms pursuant to the Strategic Cooperation Agreement.

9 Amount represents the Total voyage revenue less any expenses and fees owed by the respective ship-owning company, for the period starting from each vessel acquisition date and until December 31, 2025, as extracted from the consolidated financial statements of Costamare Inc. and Costamare Bulkers Holdings Limited.

10 Vessel initially acquired by Costamare Inc. and transferred to the Company pursuant to the spin-off.

11 The vessel is currently on time charter, expiring in February 2027 (at the earliest) with charterers’ option to extend until June 2028.

12 As of February 19, 2026, including one vessel that we have agreed to sell and one vessel that we have agreed to acquire

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Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“During its second quarter as an independent listed entity Costamare Bulkers generated an adjusted net loss of $1.7 million. As already announced, at the end of September of last year we entered into a cooperation agreement with Cargill, which included, among other things, the transfer to a large extent of the Company’s trading portfolio.

This quarter’s results continue to be affected by legacy positions not included in the Cargill transaction as well as by legacy positions that have been transferred to Cargill gradually over the quarter.

With total cash of about $226 million and debt of ca. $156 million, the Company is in a net debt negative position, owning a fleet of 31 dry bulk vessels with an average age of approximately 13 years and an average size of ca. 91,800 DWT.

Building upon solid market fundamentals we agreed to sell the 2011-built, Capesize vessel, Miracle, and sold the 2008-built, Supramax vessel, Clara. Total capital gains amounted to $7.7 million on top of profitable operation of $7.9 million9 since these vessels were initially acquired prior to the spin-off from Costamare Inc. At the same time, as part of our fleet renewal strategy, we have agreed to acquire the 2018-built, 60,297 DWT capacity dry bulk vessel, Koushun.

Regarding the market, favorable supply and demand fundamentals supported by strong exports and improved sentiment have pushed the Capesize index higher.

On the Panamax size, the easing of US-China tensions, combined with improved sentiment stemming from a strong Capesize market, helped support the Panamax index.

Finally, the Supramax index remained healthy on the back of strong demand for coal and minor bulks, as well as improved sentiment from the larger sizes.”

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Conference Call details:
On February 20, 2026 at 8:30 a.m. EST, Costamare Bulkers management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US) or +1-412-317-9258 (from outside the US). Please quote “Costamare Bulkers”. A replay of the conference call will be available until February 27, 2026. The United States replay number is +1-855-669-9658; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 7634134.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Bulkers website (www.costamarebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 31 vessels with a total carrying capacity of approximately 2,846,000 DWT (including one vessel that we have agreed to sell and one vessel that we have agreed to acquire). Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

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Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Year ended December 31, 2025	Three-month period ended December 31, 2025

Voyage revenue	$437,457	$171,478
Voyage revenue – related parties	$159,766	$47,005
Total voyage revenue	$597,223	$218,483
Accrued charter revenue (1)	$2	$—
Total voyage revenue adjusted on a cash basis (2)	$597,225	$218,483
Adjusted Net Loss (3)	$(12,166)	$(1,743)
Weighted Average number of shares	16,374,555	24,148,902
Adjusted Losses per share (3)	$(0.74)	$(0.07)
Net Loss	$(37,352)	$(18,192)
Weighted Average number of shares	16,374,555	24,148,902
Losses per share	$(2.28)	$(0.75)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized during the period on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3) Adjusted Net Loss and Adjusted Losses per Share are non-GAAP measures. Refer to the reconciliation of Net Loss to Adjusted Net Loss and Adjusted Losses per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Loss and (iii) Adjusted Losses per Share.

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Exhibit I

Reconciliation of Net Loss to Adjusted Net Loss and Adjusted Losses per Share

	Year ended December 31,	Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2025
Net Loss	$(37,352)	$(18,192)
Accrued charter revenue	2	—
Deferred charter-in expense	2,094	1,949
General and administrative expenses - non-cash component	2,125	933
Loss on sale of vessels	11,456	—
Non-recurring, non-cash write-off of loan deferred financing costs	274	—
Non-recurring expenses for realignment of operating platform	14,500	14,500
Gain on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(5,265)	(933)
Adjusted Net Loss	$(12,166)	$(1,743)
Adjusted Losses per Share	$(0.74)	$(0.07)
Weighted average number of shares	16,374,555	24,148,902

Adjusted Net Loss and Adjusted Losses per Share represent Net Loss before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, loss on sale of vessels, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring expenses for realignment of operating platform, general and administrative expenses - non-cash component and gain on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Loss and Adjusted Losses per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Loss and Adjusted Losses per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Loss and Adjusted Losses per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Loss and Adjusted Losses per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Loss and Adjusted Losses per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Loss and Adjusted Losses per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Loss and Adjusted Losses per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Loss are reflected as deductions to Adjusted Net Loss. Charges negatively impacting Net Loss are reflected as increases to Adjusted Net Loss.

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Exhibit II

Owned Dry Bulk Fleet Utilization(1)

	Year ended December 31,	Three-month period ended December 31,
	2025	2025
Owned Dry Bulk Fleet Available Days (*)	9,337	2,802
Owned Dry Bulk Fleet Utilization (*)	97.9%	97.5%

(*) Since late March 2025, when Costamare transferred to Costamare Bulkers the entities engaged in the dry bulk business.

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

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